M. Victoria Reade, COO

Ms. Reade's current primary role is with Vita Imaging, Inc.

Dates of Service: March 2019 - Present

Responsibilities: In collaboration with the CEO, developed Investor Pitch Deck, Business Plan and Investor Presentations. The COO is responsible for AURA's FDA application for market clearance.

Ms. Reade has 25+ years of executive leadership and consulting experience including: Executive Director, MCO Operations & MSO at Scripps Clinic & Green Hospital La Jolla; VP, Medical Management at HMO Pacificare, Healthcare/IT Consultant at Deloitte, TMI, Pharma & Medtech. Previously, she was the Founder and CEO of Ion Therapeutics, a medical device & biologics company where she successfully secured FDA device approval; served as CEO & Chief Administrative Officer (CAO) of College Medical Center (157 bed hospital); Site Director, Quest Clinical Research conducting Pivotal Studies; and Research Leader of UCSD & Schepens Institute/Harvard teams. Ms. Reade holds an MBA from Pace University and a Bachelor of Science Nursing (BSN) from the University of Tennessee Center for Health Sciences. She is an Advisor for Business and Academic Accelerator Programs (California Life Sciences Institute & Hult Global Business Challenge).